02050772

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

PE
8-1-02

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

W/M

The Registrant hereby reports the following:

Following the announcement of Mr. Avi Wertheim, Chairman of the Board of Directors of the Registrant, that Orwer Ltd, a company wholly-owned by him and his spouse, will not be purchasing one million of the Registrant's shares, according to the terms of the private placement approved by the Shareholders in March, the Registrant's Board studied the matter and has decided not to take any action and that the private placement agreement is null and void.

Amongst the factors the Board based its decision on, was that the signing of an amended voting agreement (referred to in the Registrant's Report on Form 6-K for the month of February 2002), was connected to the private placement, and the amended voting agreement was not signed and didn't take effect (as reported in the Registrant's Annual Report for the year 2001 on Form 20-F). The Board of Directors also decided that a claim to enforce the private placement would be detrimental to the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO

Dated: August 12, 2002